May 18, 2009

Via EDGAR

Securities and Exchange Commission

Attention:  Larry Spirgel

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:          Regis Corporation

Form 10-K for Fiscal Year Ended June 30, 2008

Filed August 29, 2008

Form 10-Q for Fiscal Quarter Ended December 31, 2008

File No. 1-12725

Dear Mr. Spirgel:

I am writing this letter to confirm our recent conversation with Melissa Hauber, Senior Staff Accountant, regarding the deadline for Regis Corporation’s response to the supplemental SEC staff’s comment letter dated April 27, 2009 regarding the above-referenced filings.  As I discussed with Ms. Hauber, the SEC has agreed that the Company’s response will be filed by May 22, 2009.

We appreciate the staff’s courtesy in responding to this request.

Very truly yours,

Brent Moen
Vice President, Corporate Controller

cc:                                 Robert S. Littlepage, Jr., Accountant Branch Chief

Melissa Hauber, Senior Staff Accountant

Randy L. Pearce, Sr. Executive Vice President, Chief Financial Officer